Exhibit 13.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the
"Company") for the fiscal year ended June 30, 2006, as filed with the Securities and
Exchange Commission on the date hereof (the "Report"), John William Cornelius Sayers, as
Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:
(1)
Subject to the financial statements and other financial information of Emperor Mines Limited and Crown Gold Recoveries (Pty) Limited required by Rule 3-09 of Regulation S-X that has not been included in the Report, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/John William Cornelius Sayers
By:
John William Cornelius Sayers
Title:       Chief Financial Officer
Date:       December 19, 2006